HART & HART, LLC
                                ATTORNEYS AT LAW
                            1624 Washington Street
                               Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                  (303) 839-0061

                                July 10, 2014

Karina Dorin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation

     This office represents Synergy Resources Corporation (the "Company"). The Company plans to respond to the staff's June 25, 2014 letter by July 24, 2014..



                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    William T. Hart